SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

HEALTH PARTNERSHIP INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

42224L105
(CUSIP Number)

Randall Rohm
Chief Operating Officer of Capital Partners For Health & Fitness, Inc.
8800 Valentine Court
Raleigh, North Carolina 27615
(404) 409-5551

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42224L105

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Randall Rohm

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[X]

3)	SEC Use Only

4)	Source of Funds: OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power                              0

8) Shared Voting Power                          0

9) Sole Dispositive Power                       3,279,952

10) Shared Dispositive Power                0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,279,952

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)	Percent of Class Represented by Row (11): 16.84%

14)	Type of Reporting Person: IN

Item 1.	Security and Issuer

Common Stock, without par value (the “Shares”).

Health Partnership Inc.
3111 North Seminary, Suite 1N
Chicago, Illinois 60657

Item 2.	Identity and Background.

(a)	Randall Rohm (the “Reporting Person”)

(b)	Residence or Business Address: 8800 Valentine Court, Raleigh, North Carolina 27615

(c)
The Reporting Person is the Chief Operating Officer of Capital Partners For Health & Fitness, Inc., a wholly owned subsidiary of Health Partnership Inc. (“Capital Partners”), having its principal place of business at 3111 North Seminary, Suite 1N, Chicago, Illinois 60657.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Shares that are the subject of this filing as partial consideration pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) entered into on February 13, 2006 by and among Capital Partners for Health & Fitness, Inc., a North Carolina corporation, Capital Partners Merger Sub, Inc., a North Carolina corporation and wholly-owned subsidiary of the Issuer (“Mergco”), Capital Partners Acquisitions Sub, Inc., a North Carolina corporation and wholly-owned subsidiary of the Issuer (“Acquisitionco”), the Reporting Person and Thomas Flynn (the “Merger”). According to the terms of the Merger Agreement, Mergeco merged with Capital Partners, with Capital Partners continuing to exist as the surviving corporation. Immediately thereafter, Capital Partners merged with Acquisitionco, with Acquisitionco continuing to exist as the surviving corporation. Acquisitionco remains a wholly-owned subsidiary of the Issuer and immediately following the merger, changed its name to Capital Partners For Health & Fitness, Inc. The Merger involved the exchange of all the issued and outstanding shares of capital stock of Capital Partners for an aggregate of 3,496,430 Shares as partial consideration of the Merger, including the common shares of Capital Partners beneficially owned at such time by the Reporting Person. The Reporting Person provided Gerard M. Jacobs, the Issuer’s Chief Executive Officer, an irrevocable proxy to vote his Shares.

Item 4.	Purpose of Transaction.

The Reporting Person reserves the right to acquire additional shares of the Issuer’s capital stock, to dispose of shares of the Issuer’s capital stock or to formulate other purposes, plans or proposals deemed advisable regarding the Issuer. There are no plans or proposals with regard to any events specified in (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	As of February 13, 2006, the number of Shares beneficially owned by the Reporting Person is 3,279,952 or approximately 16.84% of the outstanding Shares.

(b)
The Reporting Person has sole dispositive power with respect to 3,279,952 Shares. The Reporting Person entered into an irrevocable proxy that granted Gerard M. Jacobs, Chief Executive Officer of the Issuer, the sole voting power over 3,279,952 Shares.

(c)	None.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Reference is made to the disclosures set forth in Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1.
Agreement and Plan of Merger dated February 13, 2006, by and among Health Partnership Inc., Capital Partners Merger Sub, Inc., Capital Partners Acquisition Sub, Inc., Capital Partners for Health & Fitness, Inc., Randall Rohm and Thomas Flynn (incorporated by reference from the Issuer’s Current Report on Form 8-K/A dated February 13, 2006 and filed with the Securities and Exchange Commission on the February 23, 2006).

2.
Irrevocable Proxy dated February 13, 2006 granted by the Reporting Person in favor of Gerard M. Jacobs (incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission by Gerard M. Jacobs on February 23, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2006	RANDALL ROHM

/s/ Randall Rohm
Randall Rohm